UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-33384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSA Bank & Trust 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESSA Bancorp, Inc.
200 Palmer Street
Stroudsburg, PA 18360-0160

ESSA BANK & TRUST 401(k) PLAN

STROUDSBURG, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2021

ESSA BANK & TRUST 401(k) PLAN
DECEMBER 31, 2021

Page
Number

Report of Independent Registered Public Accounting Firm	1-2

Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 11

Supplemental Schedule	13

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees, Plan Administrator, and Plan Participants of the ESSA Bank & Trust
401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ESSA Bank & Trust 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020; the related statement of changes in net assets available for benefits for the year ended December 31, 2021; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

[illegible], P.C. • [illegible] • Suite [illegible] • [illegible] • Phone: [illegible] • Fax: [illegible]

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

Cranberry Township, Pennsylvania
June 29, 2022

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020

ASSETS
Investments, at fair value
ESSA Bancorp, Inc. common stock fund	$3,371,146	$2,899,104
Collective investment trust	2,099,272	—
Mutual funds	18,092,662	—
Pooled separate accounts	—	15,342,757
Total investments, at fair value	23,563,080	18,241,861

Guaranteed investment contract,
at contract value	—	3,821,211

Total investments	23,563,080	22,063,072

Notes receivable from participants	19,362	9,255

Total assets	23,582,442	22,072,327

LIABILITIES	—	—

Net assets available for benefits	$23,582,442	$22,072,327

     The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
	Investment income:
	Net appreciation in fair value of investments	$2,084,280
	Interest and dividends on investments	1,075,542
	Total investment income	3,159,822

	Interest income on notes receivable from participants	463

	Contributions:
	Contributions by employees	1,073,177
	Contributions by employer	494,089
Additional	Rollover contributions deposits	406,903
	Total contributions	1,974,169

	Total additions	5,134,454

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
	Benefits paid to participants	3,573,917
	Administrative expenses	50,422
	Total deductions	3,624,339

	Net increase	1,510,115

NET ASSETS AVAILABLE FOR BENEFITS:
	Beginning of the period	22,072,327

	End of the period	$23,582,442

The accompanying notes are an integral part of these financial statements.

ESSA BANK & TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the ESSA Bank & Trust 401(k) Plan (the “Plan”) for employees of ESSA Bank & Trust (the “Bank”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of the Bank who have attained the age of 21 and have met the service requirements.  The Plan’s initial service requirements are 166 hours in 60 days.  If the service requirements are not met in the first 60 days, the requirement reverts to 1,000 hours from hire date to anniversary date.  If the service requirements are still not met after the first anniversary year, the requirement switches to 1,000 hours in a plan year (1/1 to 12/31).  An employee is eligible to participate in the first day of the quarter (January, April, July, October) coincident with or next following the date that the eligibility requirements are met. The Plan includes a 401(k) before-tax and after-tax savings features, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.   The Benefits Committee is responsible for oversight of the Plan.  The Benefits Committee determines the appropriateness of the Plan’s investment offerings, and monitors investment performance.

Empower Retirement ("Empower") acquired the Plan's trustee's, Great-West Trust Company, LLC ("MassMutual")'s, retirement business and was reinsured by Great-West Life & Annuity Insurance Company ("GWLA"). Effective June 3, 2021, Empower became the Plan's recordkeeper and administers the business.

Contributions

Employees may elect to contribute any amount up to the maximum percentage allowable, not to exceed the limits of Code Sections 401(k), 402(g), 404, and 415.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The participants may direct their accounts into several different investment options.  Contributions are subject to certain limitations.  The Bank will match 100 percent of the participant’s annual elective deferrals that do not exceed 3 percent of the participant’s compensation, plus 50 percent of the amount of the participant’s annual elective deferrals that exceed 3 percent but that do not exceed 5 percent of the participant’s compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, as well as allocations of Plan earnings based upon participant’s account balances at the beginning of the valuation period.  Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon.  Employer contributions are also immediately vested.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, participants whose accounts do not exceed $1,000 may receive a lump-sum amount equal to the value of their account.  Participants whose accounts are between $1,000 and $5,000 may receive a lump-sum distribution or may have the balance of their account rolled over into an Individual Retirement Account (“IRA”).  Participants whose vested account balance at the time of termination exceeds $5,000 may receive a lump-sum distribution or may defer payments of benefits until April 1 of the calendar year following the calendar year during which the participant reaches age 72.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest ranging from 4.25 to 6.25 percent, which is commensurate with local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions.  Loans may be requested for hardship purposes only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform to U.S. generally accepted accounting principles.  The financial statements of the Plan are prepared on the accrual basis of accounting.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for the fully-benefit-responsive guaranteed investment contract, which is reported at contract value).  The fair value of pooled separate accounts is determined using the observable net asset value of the underlying investment.  The fair value of ESSA Bancorp, Inc. common

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition(Continued)

stock fund is determined based on a quoted market price. The fair value of mutual funds is determined based on a quoted market price and the fair value of the collective investment trust is determined based on information provided by the fund house.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net appreciation in fair value of investments includes investments purchased, sold, and held during the year.

Guaranteed Investment Contract

Guaranteed investment contracts held by a defined-contribution plan are required to be reported at contract value which is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participants’ loans are reclassified as distributions based upon the terms of the Plan Document.  No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan relating to investment management and recordkeeping fees are paid by the Plan.  Fees relating to accounting and miscellaneous administrative expenses are paid by the Plan’s sponsor.

CARES Act
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”). The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions, which were available through December 31, 2020.

•	Special coronavirus withdrawals of up to $100,000, without penalty, which must be made before December 31, 2020.

•	Increases the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance for loans issued between March 27, 2020 to September 22, 2020.

•	Extends the period for loan repayments, if applicable, up to one year.

NOTE 3 - GUARANTEED INVESTMENT CONTRACT WITH MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

The Plan had a benefit-responsive guaranteed investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan. The investment contract was considered a “traditional” contract, meaning that the Plan owned the contract itself and not the underlying assets for the investment contract. Because the guaranteed investment contract was fully benefit-responsive, contract value was the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statement of Net Assets Available for Benefits at contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Massachusetts Mutual Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Due to the acquisition of MassMutual by Empower and the liquidation of MassMutual assets, effective June 3, 2021, the guaranteed investment contract ceased to exist.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE 5 - TAX STATUS

The Plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - TAX STATUS (Continued)

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

NOTE 6 -RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, such as pooled separate accounts, collective investment trust, mutual funds and the guaranteed investment contract are managed by Great-West Trust Company, LLC (formerly Massachusetts Mutual Life Insurance Company), the defined trustee of the Plan.  Therefore, related transactions qualify as party-in-interest transactions.

The Plan’s sponsor absorbs fees related to accounting and miscellaneous administrative expenses.  Such costs amounted to $15,050 and $14,862 for the years ended December 31, 2021 and 2020, respectively.

At December 31, 2021 and 2020, the Plan held 194,527 and 182,972 shares, respectively of ESSA Bancorp, Inc. common stock.  Dividends received on these shares in 2021 totaled $93,381.

NOTE 7 - FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value.  The three broad levels of pricing observations are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:
Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date.  The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data, when available.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the assets reported on the Statement of Net Assets Available for Benefits at their fair value as of December 31, 2021 and 2020, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2021
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock fund	$3,371,146	$—	$—	$3,371,146
Mutual funds	18,092,662	—	—	18,092,662
Total assets in the fair value hierarchy	21,463,808	—	—	21,463,808
Investments measured at net asset
value (1)	—	—	—	2,099,272

Investments at fair value	$21,463,808	$—	$—	$23,563,080

	December 31, 2020
	Level I	Level II	Level III	Total

ESSA Bancorp, Inc. common stock fund	$2,899,104	$—	$—	$2,899,104
Total assets in the fair value hierarchy	2,899,104	—	—	2,899,104
Investments measured at net asset
value (1)	—	—	—	15,342,757
Investments at fair value	$2,899,104	$—	$—	$18,241,861

(1)
 In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common Stock Fund

Valued at the closing price of ESSA Bancorp, Inc.’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

Mutual Funds

Valued at closing price report on the active market on which the individual securities are traded.

NOTE 7 - FAIR VALUE MEASUREMENTS (Continued)

Collective Investment Trust and Pooled Separate Accounts:

Valued based on net asset value ("NAV") or equivalent based on units of the pooled separate accounts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund or accounts will sell the investment for an amount different than the reported NAV.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020, respectively.

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective investment trust:

Putnam stable value fund	$ 2,099,272	N/A	Daily	Daily

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled separate accounts:

Asset Allocation/Lifecycle	$4,525,121	N/A	Daily	Daily
High Yield Bond	89,295	N/A	Daily	Daily
Intermediate Term Bond	751,880	N/A	Daily	Daily
International/Global Growth	610,335	N/A	Daily	Daily
International/Global Small/Mid Cap	262,282	N/A	Daily	Daily
Large Cap Core	1,636,332	N/A	Daily	Daily
Large Cap Growth	4,062,925	N/A	Daily	Daily
Mid Cap Growth	883,778	N/A	Daily	Daily
Small Cap Core	1,002,808	N/A	Daily	Daily
Small Cap Growth	1,518,001	N/A	Daily	Daily

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

ESSA BANK & TRUST 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER 24-0568185
PLAN NUMBER - 002
DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value

	Common stock
*	ESSA Bancorp, Inc.	ESSA Bancorp, Inc. common stock fund	$-	$3,371,146

	Mutual funds
	Capital Group	AMERICAN FUNDS 2010 TRGT DATE RETIRE R6	-	405,323
	Capital Group	AMERICAN FUNDS 2015 TRGT DATE RETIRE R6	-	230,425
	Capital Group	AMERICAN FUNDS 2020 TRGT DATE RETIRE R6	-	2,006,294
	Capital Group	AMERICAN FUNDS 2025 TRGT DATE RETIRE R6	-	3,742,143
	Capital Group	AMERICAN FUNDS 2030 TRGT DATE RETIRE R6	-	2,456,281
	Capital Group	AMERICAN FUNDS 2035 TRGT DATE RETIRE R6	-	1,639,266
	Capital Group	AMERICAN FUNDS 2040 TRGT DATE RETIRE R6	-	1,245,402
	Capital Group	AMERICAN FUNDS 2045 TRGT DATE RETIRE R6	-	2,020,911
	Capital Group	AMERICAN FUNDS 2050 TRGT DATE RETIRE R6	-	545,326
	Capital Group	AMERICAN FUNDS 2055 TRGT DATE RETIRE R6	-	328,628
	Capital Group	AMERICAN FUNDS 2060 TRGT DATE RETIRE R6	-	96,753
	Capital Group	AMERICAN FUNDS 2065 TRGT DATE RETIRE R6	-	169,083
	Capital Group	AMERICAN FUNDS AMERICAN BALANCED R6	-	272
	Capital Group	AMERICAN FUNDS INFLATION LINKED BD R6	-	104,407
	Fidelity	FIDELITY 500 INDEX	-	538,922
	Fidelity	FIDELITY MID CAP INDEX	-	250,985
	Hartford Funds	HARTFORD INTERNATIONAL OPPORTUNITIES R6	-	68,631
	JPMorgan	JPMORGAN CORE BOND R6	-	18,119
	MFS Investment Management	MFS MID CAP GROWTH R6	-	312,872
	MFS Investment Management	MFS VALUE R6	-	46,921
	Prudential Investment Management Services	PGIM HIGH-YIELD R6	-	38,518
	Charles Schwab	SCHWAB SMALL CAP INDEX	-	223,126
	T. Rowe Price	T. ROWE PRICE BLUE CHIP GROWTH I	-	314,380
	Vanguard Group	VANGUARD DEVELOPED MARKETS INDEX ADMIRAL	-	208,479
	Vanguard Group	VANGUARD GROWTH INDEX ADM	-	559,846
	Vanguard Group	VANGUARD LIFESTRATEGY CNSRV GR INV	-	4,470
	Vanguard Group	VANGUARD MID-CAP VALUE INDEX ADMIRAL	-	286,771
	Vanguard Group	VANGUARD TOTAL BOND MARKET INDEX ADMIRAL	-	45,647
	Vanguard Group	VANGUARD VALUE INDEX ADM	-	184,461
				18,092,662
	Collective investment trust
	Putnam Fiduciary Trust Company, LLC	PUTNAM STABLE VALUE FUND	-	2,099,272

*	Notes receivable from participants	Interest rates of 4.25% to 6.25% maturity through 2023	-	19,362
	Total			$23,582,442

*	Indicates party-in-interest to the Plan
**	Per ERISA guidelines, the cost of the investments is not required to be included on this schedule.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESSA BANK & TRUST 401(k) PLAN

Date: June 29, 2022	By:	/s/ Allan A. Muto
Allan A. Muto
Executive Vice President and Chief Financial Officer
ESSA Bank & Trust

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of S.R. Snodgras, P.C.